                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*


                                HA-LO INDUSTRIES, INC.
                                   (Name of Issuer)

                              COMMON STOCK, NO PAR VALUE
                            (Title of Class of Securities)

                                     404429-10-2
                                    (CUSIP Number)

                                  BARRY J. SHKOLNIK
                               NEAL, GERBER & EISENBERG
                         TWO NORTH LASALLE STREET, SUITE 2100
                               CHICAGO, ILLINOIS 60602
                                    312 - 269-8046
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     MAY 19, 1998
               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (continued on following pages)

                                  Page 1 of 5 Pages

CUSIP NO. 404429-10-2                       13D               Page 2 of 5 Pages
   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LINDEN D. NELSON

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
   3 SEC USE ONLY

   4 SOURCE OF FUNDS*

                                        00

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /

   6 CITIZENSHIP OR PLACE OF ORGANIZATION

                              UNITED STATES OF AMERICA


NUMBER OF            7  SOLE VOTING POWER
SHARES                                                 1,817,592
BENEFICIALLY         8  SHARED VOTING POWER
OWNED BY EACH                                             87,500
REPORTING            9  SOLE DISPOSITIVE POWER
PERSON WITH                                            1,817,592
                    10  SHARED DISPOSITIVE POWER
                                                          87,500

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,905,092
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                            / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                          7.4%
  14 TYPE OF REPORTING PERSON*

                                            IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

     UNLESS OTHERWISE DEFINED, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE INITIAL SCHEDULE 13D FILED BY THE REPORTING PERSON.

This statement constitutes Amendment No. 3 to the Statement on Schedule 13D filed January 10, 1997 on behalf of Linden D. Nelson (the "Reporting Person") in connection with the beneficial ownership of the Common Stock, no par value (the "Shares"), of HA-LO Industries, Inc., an Illinois corporation (the "Company").

     Interest in Securities of the Issuer. Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)  Beneficially Owned:

          Linden D. Nelson is the beneficial owner of 1,905,092 shares of Common Stock. This figure consists of: 1,472,177 shares of Common Stock owned by Mr. Nelson; 87,500 shares of Common Stock owned by Mr. Nelson's spouse, Michelle Nelson; 28,915 shares of Common Stock owned by the LLC; 54,000 shares held by a charitable foundation of which Mr. Nelson is President; and 262,500 shares of Common Stock which Mr. Nelson has the right to acquire upon exercise of the Options held by him. This figure excludes 87,500 shares of Common Stock owned by Julie A. Nelson, as Trustee FBO Arielle L. Nelson and 87,500 shares of Common Stock owned by Julie A. Nelson, as Trustee FBO Sanford E. Nelson, as to which Mr. Nelson expressly disclaims beneficial ownership.

          Percent of Class:

          There are currently approximately 25,492,087 outstanding shares of Common Stock. Assuming the exercise of the Options of which Mr. Nelson is the beneficial owner, Mr. Nelson beneficially owns 7.4% of the Common Stock.

     (b)  Number of shares as to which Mr. Nelson has:

          (i)    sole power to vote or to direct the vote:  1,817,592

          (ii)   shared power to vote or to direct the vote:
                 87,500

          (iii)  sole power to dispose or to direct the disposition of:
                 1,817,592

          (iv)   shared power to dispose or to direct the disposition of:
                 87,500

                                   Page 3 of 5 Pages

     (c)  Transactions effected during the past sixty (60) days:

          Mr. Nelson has not effected any transactions in, or with respect to, Shares during the preceding sixty (60) days, except as follows:

          During the past sixty (60) days, Mr. Nelson sold Shares as follows:
          250,000 Shares sold by Mr. Nelson, 50,000 shares sold by Michele Nelson and 37,000 shares sold by the charitable foundation, each on May 19, 1998 at $32.00 per Share. These sales were made in a registered public offering.


                                   Page 4 of 5 Pages
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                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 8, 1998


                                   /s/  Linden D. Nelson
                                   -------------------------------
                                   Linden D. Nelson





                                   Page 5 of 5 Pages